SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

Lifetime Income Bonus Benefit Rider

(For Life Annuity with 120 or Greater Monthly Payments Certain)

This Rider is made a part of the Certificate to which it is attached, in consideration of the Participant's election of this Rider, and deduction of the applicable Rider charge as shown on the Specifications Page of this Certificate. The effective date of this Rider is the Issue Date of this Certificate.

Benefit

Upon commencement of a life annuity with 120 or greater monthly payments certain, this Rider will credit an additional amount to the adjusted value of the Participant's Account that is applied to provide a variable annuity, a fixed annuity, or a combination of both. This additional amount is called a "LIBB Credit" and it will be determined as follows:
1.	First, the Company determines the amount of the Participant's Account Value for the Valuation Period which ends immediately prior to the Annuity Commencement Date.
2.	Next, any Purchase Payments made within the last 60 months prior to the Annuity Commencement Date are deducted from the Participant's Account Value.
3.	Finally, the difference is multiplied by the appropriate bonus percentage as shown in the tables below.

The bonus percentage varies based upon the youngest Annuitant's age on the Open Date and the number of Account Years that have elapsed since the Issue Date of the Certificate as shown in the following charts.

If the youngest Annuitant was age 65 or younger on the Open Date, the bonus percentage will be as follows:

Number of Completed Account Years Since Issue Date	Bonus Percentage
5	5%
6	6%
7	7%
8	8%
9	9%
10 or more	10%

If the youngest Annuitant was older than age 65 on the Open Date, the bonus percentage will be as follows:

Number of Completed Account Years Since Issue Date	Bonus Percentage
5	2.5%
6	3.0%
7	3.5%
8	4.0%
9	4.5%
10 or more	5.0%

On the Annuity Commencement Date the LIBB credit is applied to the adjusted value of the Participant's Account (See "Determination of Amount" in the Settlement Provisions in this Certificate.)

Charge

The charge for this Rider is as shown on the Certificate Specifications Page. The charge is assessed only during the first ten Account Years unless canceled sooner. If the Participant elects to commence annuity payments within ten Account Years after the Issue Date, the charge will be terminated.

Termination

This Rider will terminate on the earliest of:
o	The date when the Certificate terminates,
o	The date the Certificate is surrendered for its Death Benefit,
o	The Annuity Commencement Date,
o	The date on which the Participant cancels this Rider,
o	The Death Benefit Date, unless the Certificate is continued by the spouse as sole beneficiary.

Signed for the Company at its Executive Office, Wellesley Hills, Massachusetts:
[/s/ Robert C. Salipante]	/s/ Ellen B. King
[Robert C. Salipante] President	[Ellen B. King] Secretary